SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation
(Translation of Registrant's Name into English)

Indosat Building
Jalan Medan Merdeka Barat, 21
Jakarta 10110 - Indonesia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __✓__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __✓__

(If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation

Date : July 24, 2002

By : ______________________________

Name : Widya Purnama
Title : President

INDOSAT

Ref. 762/GUI/HM.110/02

July 24th, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
USA
Fax No.: (202) 9429525
Attn.: **Filing Desk**

Re. : Release of The Signing Loan Agreement of US$ 75 million Between PT Indosat and Bank Central Asia

Dear Sir,

Please find attached the release of The Signing Loan Agreement of US$ 75 million Between PT Indosat and Bank Central Asia, which is announced on July 24, 2002.

Thank you for your attention.

Sincerely yours,

Widya Purnama
President

Jl. Medan Merdeka Barat 21
P.O. Box 2905, Jakarta 10110, Indonesia
Tel. : 021.381.0777, 380.2614
Fax.: 021.345.8155, 380.9633

INDOSAT

For immediate release :

INDOSAT AND BANK CENTRAL ASIA SIGNED THE LOAN AGREEMENT OF US$ 75 MILLION FOR THE CAPITAL INJECTION OF INDOSAT TO PT SATELINDO

Jakarta, July 24, 2002 - PT (Persero) Indonesian Satellite Corporation Tbk ("Indosat" or "the Company") announced today that Indosat and Bank Central Asia ("BCA") signed the loan agreement amounting to US$ 75 million. This unsecured bridging facility will mature in six months and carries an annual interest rate of 8.6% pa with no facility fee. Indosat will use the bridging fund to realize its capital injection to PT Satelindo.

The bridging facility's draw-down to Indosat's account was executed in the same day of the agreement. This financing effort is carried out by the Company to fulfill its commitment to support its cellular business as approved and mandated by the Extraordinary Shareholders Meeting held by the Company on June 20, 2002.

Indosat is a full network and service provider in Indonesia. Its shares are listed on the Jakarta and Surabaya Stock Exchange (JSX : ISAT) and its American Depository Shares are listed on the New York Stock Exchange (NYSE : IIT)//.

For further information, please contact :
PT (Persero) Indonesian Satellite Corporation Tbk.
Corporate Communications Division
Phone: 62-21-3869153
Fax: 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com